Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8602
email address
eschwartz@graubard.com

August 2, 2019

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.
Registration Statement on Form S-1
Filed July 5, 2019
File No. 333-232557

Ladies and Gentlemen:

On behalf of Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 11, 2019, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Registration Statement on Form S-1 filed July 5, 2019 Executive Compensation, page 70

1.	Please update the disclosure in this section to be as of your most recently completed fiscal year, June 30, 2019, including all required tables.

The Company has revised the disclosure as requested on pages 70 and 71 of the Registration Statement.

Determination of Offering Price, page 86

2.	We note your disclosure that there has been a “very limited public market” for your common stock. Revise to clarify where there has been a public market for your shares or revise as appropriate.

The Company has revised the disclosure as requested on page 87 of the Registration Statement, to clarify that there currently is no public market for its common stock.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc:	Mr. Harry Simeonidis
Spencer G. Feldman, Esq.